SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                   RYANAIR IS BRITAIN'S "FAVOURITE"AIRLINE

             BA CONFIRMS 0.5% PASSENGER DECLINE IN UK/EUROPE MARKET
              FOR JANUARY 2004 IN CONTRAST TO RYANAIR'S PASSENGER
                       GROWTH OF 36% FOR THE SAME MONTH.

Ryanair, Europe's No.1 low fares airline, today (12th February 04) released comparison passenger traffic statistics for January 2004 which confirmed that Ryanair has again carried more passengers in UK/Europe than BA. In January 2004 Ryanair carried 141,954 more passengers in UK/Europe than BA, making Ryanair Britain's favourite airline.

Ryanair's Head of Communications, Paul Fitzsimmons said:
"BA passenger traffic for the month of January, confirmed its UK/Europe passenger numbers DOWN 0.5% - compared to Ryanair's growth of 36%.
Everyone knows that when it comes to giving passengers what they really want - lower fares and on-time flights - Ryanair beats BA every time "

PASSENGER STATISTICS FOR JANUARY. 04

                         RYANAIR              BA               RYANAIR POSITION

PASSENGERS CARRIED      1 705 954         1 564 000                   1
PASSENGER GROWTH               36%           - 0.5%                   1
LOAD FACTOR                    71%            54.3%                   1


Ends:

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 February, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director